SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For Fiscal Year Ended December 31, 2004	Commission File No. 33-62829

The Burlington Northern and Santa Fe Railway Company

401(k) Plan for TCU Employees

(Full Title of the Plan)

BURLINGTON NORTHERN SANTA FE CORPORATION

2650 Lou Menk Drive, Second Floor

Fort Worth, Texas 76131-2830

(Name of the issuer of securities held pursuant to the plan and the address of its principal executive office)

THE BURLINGTON NORTHERN AND SANTA FE RAILWAY COMPANY

401(k) PLAN FOR TCU EMPLOYEES

*	Other supplemental schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

The Burlington Northern and Santa Fe Railway Company 401(k) Plan for TCU Employees

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of The Burlington Northern and Santa Fe Railway Company 401(k) Plan for TCU Employees (the “Plan”) at December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Fort Worth, TX

June 28, 2005

THE BURLINGTON NORTHERN AND SANTA FE RAILWAY COMPANY

401(k) PLAN FOR TCU EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

(In thousands)

	As of December 31,
	2004		2003
Assets
Investments at fair value:
BNSF Common Stock Fund	$6,578	*	$4,756
T. Rowe Price Balanced Fund	12,611	*	13,324	*
T. Rowe Price Blue Chip Growth Fund	4,969	*	4,903	*
T. Rowe Price Equity Income Fund	4,038	*	3,032
T. Rowe Price Short-term Bond Fund	2,436		2,710
T. Rowe Price International Stock Fund	1,118		953
Columbia Acorn USA Fund	1,863		971
T. Rowe Price Equity Index Trust	20,935	*	22,093	*
T. Rowe Price Stable Value Common Trust Fund	20,804	*	22,689	*
Participant Loans	2,024		1,994

Total assets	77,376		77,425

Liabilities
Contributions owed to participants	2		11

Net assets available for benefits	$77,374		$77,414

*	Represents 5% or more of net assets available for benefits

The accompanying notes are an integral part of the financial statements.

THE BURLINGTON NORTHERN AND SANTA FE RAILWAY COMPANY

401(k) PLAN FOR TCU EMPLOYEES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

(In thousands)

Year Ended December 31, 2004

Additions
Investment income:
Dividend income	$1,595
Interest income from participant loans	107
Net appreciation in fair value of investments	6,171

Total investment income	7,873

Participant contributions	3,448
Asset transfers from other plans, net	282

Total additions	11,603

Deductions
Benefit payments to participants	11,643

Net decrease	(40)

Net assets available for benefits:
Beginning of year	77,414

End of year	$77,374

The accompanying notes are an integral part of the financial statements.

THE BURLINGTON NORTHERN AND SANTA FE RAILWAY COMPANY

401(k) PLAN FOR TCU EMPLOYEES

Notes to Financial Statements

NOTE 1: DESCRIPTION OF THE PLAN

The following description of The Burlington Northern and Santa Fe Railway Company 401(k) Plan for TCU Employees (the Plan) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

General

The purpose of the Plan is to offer eligible members of the Transportation Communications Union (the Union), who are employees of BNSF Railway Company (the Company or the Employer) and affiliated participating companies who are covered by the collective bargaining agreement of the former Burlington Northern Railroad Company and the Union, a means to adopt a regular savings program and to provide a supplement to their retirement income. BNSF Railway is a wholly-owned subsidiary of Burlington Northern Santa Fe Corporation (BNSF). The Plan is administered by the Review Committee, two members of which are appointed by the Company and two members of which are appointed by the Union. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Administration

The Company is responsible for the administration and operation of the Plan. T. Rowe Price Retirement Plan Services, Inc. (the Trustee) is responsible for the custody and management of the Plan’s assets, as well as providing recordkeeping services to the Plan.

Eligibility

An employee is eligible to participate in the Plan as soon as administratively practicable after becoming a qualified employee and completing 60 days of employment as a qualified employee. If a former participant is re-employed, the employee will again become eligible to participate on the date the employee again becomes a qualified employee. Eligible employees may become participants in the Plan by authorizing regular payroll deductions and designating an allocation method for such deductions.

Contributions

Certified Earnings, as defined under the Plan, is the total compensation (base pay plus overtime earnings) excluding allowances or reimbursements for expenses, severance benefits, and certain other benefit payments as set forth in the Plan. Eligible employees may elect to have the Employer contribute up to 25% of their Certified Earnings to the Plan on their behalf on a before-tax basis. Employee-elected contributions, with respect to Certified Earnings, are made by means of regular payroll deductions.

In addition, participants may elect to have the Employer make Sick Leave Deposits to the plan in lieu of compensation for unused sick time in accordance with an agreement between the Union and the Employer.

During the 2004 plan year, in accordance with the provisions of the Internal Revenue Code, no participant could elect more than $16 thousand in before-tax contributions, which includes a $3 thousand limit for catch-up contributions. The Plan provides that annual contributions for highly compensated employees (as defined by law) may be limited based on the average rate of contributions for lower paid employees. In no event may the total of employee elected before-tax contributions, employee after-tax contributions, and the Employer’s matching contributions exceed the lesser of $41 thousand or 100% of a participant’s compensation, as defined in Treasury Regulation Section 1.415-2(d), for any participant in a calendar year, subject to certain cost-of-living adjustments. Contributions with respect to any participant may be further reduced to the extent necessary to prevent disqualification of the Plan under Section 415 of the IRC, which imposes additional limitations on contributions and benefits with regard to employees who participate in other defined contribution plans.

THE BURLINGTON NORTHERN AND SANTA FE RAILWAY COMPANY

401(k) PLAN FOR TCU EMPLOYEES

Notes to Financial Statements

Participants’ Accounts

Each participant’s account is credited with the participant’s contributions and an allocation of net plan earnings. Participants may direct the investment of their account balances into various investment options offered by the Plan. Currently, the Plan offers BNSF’s common stock, six mutual funds, and two collective investment trusts operated by an affiliate of the Trustee as investment options for participants.

Participants may allocate their contributions to any or all the investment options in multiples of 1%. Participants may reallocate amounts from one investment option to another within certain guidelines as described in the Plan and the relevant investment prospectus.

Vesting

Participants are immediately vested in all contributions and earnings thereon.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1 thousand up to a maximum equal to the lesser of $50 thousand or 50% of their vested account balance. Loan terms can be up to five years, and participants may have only one loan outstanding at any time. Loans are repaid ratably by payroll deduction for active employees or by check for inactive employees, and loan repayments and interest are credited to the participant’s accounts based on their investment allocation. The loans are secured by the participant’s entire interest in the Plan and bear interest at prime rate plus 1%. Interest rates on loans outstanding as of December 31, 2004 ranged from 5.00% to 10.50%.

Benefit Payments to Participants

The full value of a participant’s account becomes available upon termination of employment, retirement, total and permanent disability or participant death, and becomes available for withdrawal upon attainment of age 59½ or hardship (as defined in the Plan). Earnings on before-tax contributions credited after December 31, 1988, may not be withdrawn for hardship. Participants may elect to receive a distribution from their accounts in a lump sum or in the form of annual or more frequent installments over a period specified by the participant. A participant who terminates employment prior to age 65 will receive a distribution at age 65, but may request to receive a distribution or commence receiving installments at any time prior to attainment of age 65. A distribution of all benefits must occur or distributions in installments must commence by April 1 following the calendar year in which the participant attains age 70½. In the event of the death of the participant before installment payments have begun, the participant’s beneficiary will receive a lump sum distribution of the participant’s account. If installment payments have commenced, they will continue to be made to the participant’s beneficiary. Immediate lump sum distributions are required in the case of accounts valued at $5 thousand or less.

Plan Expenses

All administrative expenses of the Plan are paid by the Employer. For the year ended December 31, 2004, the Employer paid $10 thousand in administrative expenses on behalf of the Plan.

Plan Amendment and Termination

The Plan may be amended at any time. No such amendment, however, may adversely affect the rights of participants in the Plan with respect to contributions made prior to the date of the amendment. In the event the Plan is terminated, each participant shall receive the full amount of Plan assets in his or her account.

The Plan is subject to the provisions of ERISA applicable to defined contribution plans. Since the Plan provides for an individual account for each participating employee and for benefits based solely on the amount contributed to the participant’s account, and any income, expenses, gains and losses attributed thereto, plan benefits are not insured by the Pension Benefit Guaranty Corporation pursuant to Title IV of ERISA.

THE BURLINGTON NORTHERN AND SANTA FE RAILWAY COMPANY

401(k) PLAN FOR TCU EMPLOYEES

Notes to Financial Statements

Voting Rights

Each participant is entitled to exercise voting rights attributable to the shares of BNSF’s common stock allocated to the participant’s account.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following accounting policies, which conform with accounting principles generally accepted in the United States of America and with the requirements of ERISA, have been used consistently in the preparation of the Plan’s financial statements.

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The investment in common stock is valued at quoted market prices; investments in registered investment companies are valued at the quoted net asset value of the respective investment company; the investments in the collective investment trusts are carried at the value of their underlying investments; and loans to participants are valued at their outstanding balances, which approximates their fair value.

Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded when earned. Net appreciation in the fair value of investments consists of realized and unrealized gains and losses on investments.

Investment Contracts

One of the Plan’s collective investment trusts, the T. Rowe Price Stable Value Common Trust Fund (the Fund), invests principally in investment and synthetic investment contracts and short-term investments issued by banks, insurance companies, and other high-quality issuers. All contracts are fully benefit-responsive and, in accordance with the American Institute of Certified Public Accountants Statement of Position 94-4, Reporting of Investment Contracts Held by Health and Welfare Benefits Plans and Defined-Contribution Pension Plans, are recorded at contract value, which approximates fair value. The total return of the Fund, net of fees, was 4.40% and 4.41% for 2004 and 2003, respectively. The crediting interest rate for the contracts and short-term investments had a range from 2.28% to 7.83% as of December 31, 2004 and 3.34% to 7.83% as of December 31, 2003. The contracts have scheduled maturities from January 14, 2005 to October 25, 2034. No valuation reserve was recorded at December 31, 2004 and 2003.

Benefit payments to participants

Benefits are recorded when paid.

THE BURLINGTON NORTHERN AND SANTA FE RAILWAY COMPANY

401(k) PLAN FOR TCU EMPLOYEES

Notes to Financial Statements

Risks and Uncertainties

The Plan provides for various investment options in a variety of stocks, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amount reported in the Plan’s statement of net assets available for benefits.

NOTE 3: NET APPRECIATION IN FAIR VALUE OF INVESTMENTS

During 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows (in thousands):

Year Ended December 31, 2004

BNSF common stock	$2,094
Collective investment trusts	2,141
Registered investment companies	1,936

Net appreciation in fair value of investments	$6,171

NOTE 4: RELATED PARTIES

The Plan invests in shares of mutual funds and collective investment trusts managed by T. Rowe Price Associates, Inc., an affiliate of the Trustee. The Plan also invests in the common stock of BNSF through the BNSF Common Stock Fund. The Plan recorded purchases of $368 thousand and sales of $550 thousand of the Company’s stock during the year ended December 31, 2004. Transactions in such investments qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules.

NOTE 5: INCOME TAX STATUS

BNSF Railway received a determination letter on July 27, 2001 from the IRS which stated that the Plan, as amended, was a qualified plan under Section 401(a) and (k) of the IRC. This determination letter does not cover amendments seven through ten made to the plan. However, the plan administrator and tax counsel believe the Plan is currently designed and being operated in accordance with the applicable requirements of the IRC.

In accordance with IRC Section 401(k), amounts deducted from participants’ salaries as before-tax contributions are not taxable to the participants until withdrawn or distributed. Income and gains on contributions applicable to participants are not taxable to participants until withdrawn or distributed.

NOTE 6: SUBSEQUENT EVENTS

Effective March 2005, the Plan name was changed to BNSF Railway Company 401(K) Plan for TCU Employees.

Effective March 2005, immediate lump sum distributions with account balances between $1 thousand and $5 thousand are invested in an Individual Retirement Account for the benefit of the participant, unless the participant directs otherwise, as required by law.

THE BURLINGTON NORTHERN AND SANTA FE RAILWAY COMPANY

401(k) PLAN FOR TCU EMPLOYEES

SCHEDULE I-SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2004

(Dollars in thousands)

Attachment to Form 5500, Schedule H, Line 4:			EIN 41-6034000 Plan # 001

(a)	(b)	(c)	(e)
	Identity of Issue, Borrower or Similar Party	Description of Investment, including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
*	BNSF Common Stock Fund	Company Stock	$6,578
*	T. Rowe Price Balanced Fund	Registered Investment Company	12,611
*	T. Rowe Price Blue Chip Growth Fund	Registered Investment Company	4,969
*	T. Rowe Price Equity Income Fund	Registered Investment Company	4,038
*	T. Rowe Price Short-term Bond Fund	Registered Investment Company	2,436
*	T. Rowe Price International Stock Fund	Registered Investment Company	1,118
	Columbia Acorn USA Fund	Registered Investment Company	1,863
*	T. Rowe Price Equity Index Trust	Collective Investment Trust	20,935
*	T. Rowe Price Stable Value Common Trust Fund	Collective Investment Trust	20,804
*	Participant Loans	Interest rate of 5.00% - 10.50% Maturing through December 12, 2009	2,024

	Total assets held for investment purposes		$77,376

*	A party-in interest, as defined by ERISA

Column (d) is excluded from the presentation, as all investing activity is participant-directed.

No disclosure of cost information is required.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Burlington Northern and Santa Fe Railway Company
401(k) Plan for TCU Employees

By:	/s/ Patricia A. Pitsch
Member, Review Committee

Date: June 28, 2005

EXHIBITS

Exhibit No.		Page No.
23	Consent of PricewaterhouseCoopers LLP	11